Filed Pursuant to Rule 424(b)(3)
                                            Registration Statement No. 333-30383


PROSPECTUS
                                 642,847 Shares

                              Repligen Corporation
                                  Common Stock
                       -----------------------------------

     This Prospectus relates to the resale of up to 642,847 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of Repligen Corporation ("Repligen" or the "Company") by certain holders of Common Stock of the Company (the "Selling Stockholders"). The Selling Stockholders may sell the Shares from time to time in transactions on the Nasdaq National Market ("Nasdaq"), in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom they may sell as principal, or both. See "Selling Stockholders" and "Plan of Distribution." Certain of the Selling Stockholders acquired an aggregate of 399,243 Shares on December 30, 1996 and March 31, 1997 in connection with the exchange by the Company of all of the outstanding capital stock and warrants of ProsCure, Inc., a partly-owned subsidiary of the Company ("ProsCure"), for Common Stock of the Company pursuant to the terms and conditions of the exchange offer (the "Exchange Offer"), by and between the Company, and each holder of capital stock, including warrants, preferred stock and common stock, of ProsCure (the "Exchange"). Others of the Selling Stockholders received an aggregate of 243,604 Shares of Repligen Common Stock pursuant to a Plan of Reorganization and Agreement of Merger dated March 14, 1996 by and between Repligen, Repligen Acquisition Corp., a subsidiary of the Company, and Glycan Pharmaceuticals, Inc. (the "Merger Agreement"). See "Selling Stockholders".

     The Company will not receive any of the proceeds from the sale of the Shares. See "Use of Proceeds" and "Plan of Distribution." The Company has agreed to bear all of the expenses in connection with the registration and sale of the Shares (other than selling commissions), except as otherwise set forth in the Exchange Offer or the Merger Agreement. See "Plan of Distribution." The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "RGEN". On June 24, 1997, the closing sale price of the Common Stock was $1.1875 per share.

Investors should carefully consider the factors set forth under "Risk Factors." See page 4.

                       -----------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------

No dealer, sales representative or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy Common Stock by anyone in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such an offer or solicitation is not qualified to do so, or to any person whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to its date.

                                 ---------------


                  The date of this Prospectus is July 8, 1997.

     This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Chicago, IL 60621; and Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is traded on the Nasdaq National Market, and such reports, proxy statements and other information may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. Additionally, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company at http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission as described above, and copies of all or any part thereof may be obtained from such facilities upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are incorporated by reference in this
Prospectus:

     (i) Annual Report on Form 10-K for the fiscal year ended March 31, 1997, including portions of the Company's Proxy Statement dated June 19, 1997 for its Annual Meeting of Stockholders to be held on July 24, 1997; and

     (ii) The section entitled "Description of Registrant's Securities to be Registered" contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act and declared effective on May 28, 1986, including any amendment or reports filed for the purpose of updating such description.

     Each document subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the shares of Common Stock made hereby, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Daniel P. Witt, Secretary, Repligen Corporation, 117 Fourth Avenue, Needham, Massachusetts 02194; telephone (617) 449-9560.

     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                   THE COMPANY

     Repligen Corporation ("Repligen" or the "Company") redirected its focus in March of 1996 from the clinical development of biological products to the development of enabling technology for the discovery of new drugs. The Company is developing technology to increase the efficiency of the process by which new drug candidates are identified. The Company believes that the pharmaceutical industry has undergone a significant consolidation which has increased the use of "out-sourcing" in all aspects of the pharmaceuticals development business. Repligen believes that there is an opportunity to supply high value products which facilitate the manufacture of pharmaceuticals. These technologies include rapid methods for the synthesis of chemical compound libraries, novel detection technology for identifying active compounds in drug screening and specific screening assays based on defined biological targets. In selected therapeutic areas, Repligen is applying its technology to the discovery of proprietary drug leads capable of blocking biologically important protein-protein and protein-carbohydrate interactions.

     Repligen also manufactures and markets a line of products for the production of monoclonal antibodies intended for human clinical use. These products are based on a recombinant form of Protein A for which Repligen holds patents in the United States and major foreign markets. In addition, the Company is seeking to license to third parties certain intellectual property and other assets of the Company pertaining to its earlier research and clinical development programs.

     Repligen also intends to leverage its existing technology base by seeking to establish milestone and royalty-based collaborations with pharmaceutical development partners. The Company will attempt to initiate multiple drug discovery collaborations with pharmaceutical and biotechnology companies to provide current revenue and the opportunity for future milestone or royalty income.

                                ---------------

     The Company originally was incorporated in Delaware in 1981. The Company's principal executive offices are located at 117 Fourth Avenue, Needham, Massachusetts 02194, and its telephone number is (617) 449-9560. As used in this Prospectus, the terms "Repligen" and the "Company" refer to Repligen Corporation, unless the context otherwise requires.

                                  RISK FACTORS


     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby.

     Additional Financing Requirements. The Company believes additional long-term financing will be required for the development of its drug discovery programs and bioprocessing products business and to support its future operations and capital expenditures. The Company from time to time may raise additional capital through equity or debt financing or by entering into corporate partnering arrangements; however, there can be no assurances that this funding will be made available or that terms acceptable to the Company will be reached.

     Potential Fluctuations in Operating Results. The Company's operating results may vary significantly from quarter to quarter or year to year, depending on factors such as the timing of increased research and development and sales and marketing expenses, the timing and size of product orders, the introduction of new products by the Company and the capital resources of the Company's customers. The Company's current and planned expense levels are based in part on its expectations as to future revenue. Consequently, revenue or profits may vary significantly from quarter to quarter or year to year and revenue or profits in any period will not necessarily be predictive of results in subsequent periods. There can be no assurance that the Company will achieve or maintain profitability or that its revenue growth can be sustained in the future.

     Dependence on Key Personnel. The Company is highly dependent on the members of its management and scientific staff, the loss of whom could have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial and marketing personnel. The Company faces significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining the personnel it requires for continued growth. The failure to hire and retain such personnel could materially adversely affect the Company's prospects.

     The Company's success will depend, in part, on attracting and maintaining key employees, successful integration of recent acquisitions, continued support from current customers, development of new customers and successful enforcement of the Company's patent and proprietary rights.

     Intense Competition and Risk of Technological Obsolescence. The Company encounters, and expects to continue to encounter, intense competition in the sale of its current and future products. There can be no assurance that developments by others will not render the Company's products or technologies obsolete or non-competitive. Many of the Company's competitors and potential competitors have substantially greater resources, manufacturing and marketing capabilities, research and development staff and production facilities than those of the Company.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information as of June 20, 1997 with respect to the Shares held by the Selling Stockholders. The Shares may be offered from time to time by the Selling Stockholders. See "Plan of Distribution."


                           Shares Beneficially Owned                        Shares Beneficially Owned
                             Prior to Offering (1)       Shares Offered       After Offering (1) (2)
                             --------------------       Pursuant to this     ----------------------
                              Number   Percent            Prospectus          Number      Percent
                              ------   -------            ----------          ------      -------
Globus Growth Group, Inc.      100,468       *             100,468                 0         *


Daniel P. Witt (3)             107,668       *              89,668            18,000         *


James R. Rusche (4)            121,668       *              89,668            32,000         *


Walter C. Herlihy (5)          149,668       *              89,668            60,000         *

Imperial Cancer Research
Technology Limited              64,000       *              64,000                 0         *


Mark B. Fisher                  39,800       *              57,800                 0         *


Ramesh L. Ratan (6)             16,892       *              16,892                 0         *


Ronald J. Frank                 16,000       *              16,000                 0         *


Leonard P. Shaykin              13,334       *              13,334                 0         *

Delaware Charter Guarantee
& Trust Co., Trustee FBO
Mark B. Fisher                  13,333       *              13,333                 0         *

Nelson Broms                     8,000       *               8,000                 0         *


                                      -5-

                           Shares Beneficially Owned                        Shares Beneficially Owned
                             Prior to Offering (1)       Shares Offered       After Offering (1) (2)
                             --------------------       Pursuant to this     ----------------------
                              Number   Percent            Prospectus          Number      Percent
                              ------   -------            ----------          ------      -------
P&E Ventures                     8,000       *               8,000                 0         *


S. Leslie Misrock                8,000       *               8,000                 0         *


Klaus Biemann (7)               40,500       *               6,500            34,000         *


Paul DeStefano                   6,400       *               6,400                 0         *


Professor John Gallagher         5,900       *               5,900                 0         *


Ulf Lindahl, M.D.                5,900       *               5,900                 0         *


Lawrence  J. Bottecelli          3,750       *               3,750                 0         *


Robert Rosenberg                 3,750       *               3,750                 0         *


Peter G. Landsbury. Jr.          3,750       *               3,750                 0         *


Donald W. Kufe                   3,750       *               3,750                 0         *


Cy A. Stein                      3,750       *               3,750                 0         *


Dr. Peter Nickel                 3,750       *               3,750                 0         *


Marc S. Collette (8)            13,500       *               3,500            10,000         *


Scott D. Putney (9)             13,500       *               3,500            10,000         *


Mitchell P. Fink (10)           23,500       *               3,500            20,000         *



                                      -6-

                           Shares Beneficially Owned                        Shares Beneficially Owned
                             Prior to Offering (1)       Shares Offered       After Offering (1) (2)
                             --------------------       Pursuant to this     ----------------------
                              Number   Percent            Prospectus          Number      Percent
                              ------   -------            ----------          ------      -------
William S. Doyle as
custodian for William            2,667       *               2,667                 0         *
Elliott Doyle

Manice Family Investment
Club                             2,667       *               2,667                 0         *

Laura Lees Whitehouse (11)       8,932       *               1,432             7,500         *


Arthur D. Lander                 1,400       *               1,400                 0         *


Judah Folkman                    1,400       *               1,400                 0         *


James D. Quirk                     750       *                 750                 0         *

Shane Sorenson                   8,000       *               8,000                 0         *

Carol Sorenson                   8,000       *               8,000                 0         *

Jill Sorenson                    2,000       *               2,000                 0         *

---------------
  *  Represents less than 1% of the outstanding shares.
 (1) The number of shares of Common Stock deemed outstanding includes 16,001,875 shares outstanding as of June 20, 1997 and shares issuable pursuant to outstanding options that may be exercised within sixty days after June 20, 1997 ("presently exercisable stock options").
 (2) Assumes that the Selling Stockholders will sell all of the Shares registered hereunder. The Stockholders may sell all or part of their Shares pursuant to this Prospectus.
 (3) Includes 12,000 shares beneficially owned by Dr. Witt which may be acquired within sixty days pursuant to presently exercisable stock options. Dr. Witt serves as the Vice President of Business Development of the Company.
 (4) Includes 12,000 shares beneficially owned by Dr. Rusche which may be acquired within sixty days pursuant to presently exercisable stock options. Dr. Rusche serves as the Vice President of Research and Development of the Company.
 (5) Includes 20,000 shares beneficially owned by Dr. Herlihy which may be acquired within sixty days pursuant to presently exercisable stock options. Dr. Herlihy serves as the President and Chief Executive Officer of the Company.
 (6) Mr. Ratan served in various positions with the Company, including Vice President Finance and Administration, Treasurer and Chief Financial Officer of the Company, during the period from November 1986 through January 1995.
 (7) Includes 20,000 shares beneficially owned by Dr. Biemann which may be acquired within sixty days pursuant to presently exercisable stock options.
 (8) Includes 10,000 shares beneficially owned by Mr. Collette which may be acquired within sixty days pursuant to presently exercisable stock options.
 (9) Includes 10,000 shares beneficially owned by Mr. Putney which may be acquired within sixty days pursuant to presently exercisable stock options.

(10) Includes 20,000 shares beneficially owned by Dr. Fink which may be acquired within sixty days pursuant to presently exercisable stock options.
(11) Includes 2,000 shares beneficially owned by Ms. Whitehouse which may be acquired within sixty days pursuant to presently exercisable stock options.

     Except as described above, to the best of the Company's knowledge, none of the Selling Stockholders had any material relationship with the Company or any of its affiliates within the three year period ending on the date of this Prospectus.

     Certain of the Selling Stockholders acquired an aggregate of 399,243 Shares on December 30, 1996 and March 31, 1997 in connection with the exchange by the Company of all of the outstanding capital stock of ProsCure, Inc., a partly-owned subsidiary of the Company ("ProsCure"), for Common Stock of the Company pursuant to the terms and conditions of the exchange offer (the "Exchange Offer"), by and between the Company, and each holder of capital stock, including warrants, preferred stock and common stock, of ProsCure (the "Exchange"). Others of the Selling Stockholders received an aggregate of 243,604 shares of Repligen Common Stock pursuant to a Plan of Reorganization and Agreement of Merger dated March 14, 1996 by and between Repligen and Glycan Pharmaceuticals, Inc. (the "Merger Agreement") pursuant to which Glycan Pharmaceuticals, Inc. ("Glycan") was merged into a wholly owned subsidiary of Repligen, Repligen Acquisition Corp., in the form of a reverse triangular merger.

     The Selling Stockholders have represented to the Company that they acquired the Shares as principal for their own accounts for investment and not with a view to, or for sale in connection with, any distribution of the Shares in contravention of the Securities Act or any other applicable securities legislation. In recognition of the fact, however, that the Selling Stockholders may want to be able to sell the Shares when they consider it appropriate, in connection with the Purchase Agreement, the Company agreed to file the Registration Statement with the Commission to effect the registration of the resale of the Shares under the Securities Act and to use reasonable efforts to keep the Registration Statement effective until the earliest of (a) such time as all of the Shares have been sold pursuant to the Registration Statement, (b) March 31, 2000 and (c) the date that Rule 144(k) under the Securities Act (or successor provision) is available for the resale of the Shares.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold from time to time by the Selling Stockholders for their own accounts. The Company is responsible for the expenses incurred in connection with the registration of the Shares, except as otherwise set forth in the Exchange Offer or the Merger Agreement. The Company will not receive any of the proceeds from this offering. The Selling Stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares.


     In addition, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.


     The distribution of the Shares by the Selling Stockholders is not subject to any underwriting agreement. The Shares covered by this Prospectus may be sold by the Selling Stockholders or by pledges, donees, transferees or other successors in interest. The Shares offered by the Selling Stockholders may be sold from time to time in transactions on the Nasdaq National Market, in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. In addition, the Selling Stockholders may sell their Shares covered by this Prospectus through customary brokerage channels, either through broker-dealers acting as agents or brokers, or through broker-dealers acting as principals, who may then resell the Shares, or at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, commissions, or fees from the Selling Stockholders and/or purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Any broker-dealers that participate with the Selling Stockholders in the distribution of Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of Shares placed by them might be deemed to be underwriting discounts and commissions within the meaning of the Securities Act, in connection with such sales.

     Any shares covered by the Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     Since the Selling Stockholders are not restricted as to the price or prices at which they may sell their Shares, sales of such Shares at less than the market prices may depress the market price of the Company's Common Stock.

     Boston EquiServ L.P., 150 Royall Street, Canton, MA 02021, is the transfer agent for the Company's Common Stock.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                     EXPERTS

     The financial statements and financial statement schedule of the Company as of March 31, 1997 and 1996 and for each of the three years in the period ended March 31, 1997, incorporated by reference in this Prospectus and in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report thereon incorporated herein, and are included in reliance upon such report incorporated herein given upon the authority of such firm as experts in auditing and accounting.

================================================================================

No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the company, any of the selling stockholders or any of the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                            -------------------------

                                TABLE OF CONTENTS


                                                                       PAGE
                                                                       ----
Additional Information............................................      2
Incorporation of Certain Documents
 by Reference.....................................................      2
The Company.......................................................      3
Risk Factors......................................................      4
Use of Proceeds...................................................      5
Selling Stockholders..............................................      5
Plan of Distribution..............................................      8
Legal Matters.....................................................      9
Experts...........................................................      9

================================================================================



                                 642,847 Shares



                              REPLIGEN CORPORATION


                                  Common Stock





                             -----------------------

                                   PROSPECTUS



                                  July 8, 1997


                            ------------------------










===============================================================================